SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U-57

                                 AMENDMENT NO. 1
                                       TO
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                         Cinergy Renovables Ibericas, SA
                            (formerly Construcciones
                        y Representaciones Industriales, SA)
                          (Name of foreign utility company)

                                  Cinergy Corp.
   (Name of filing company, if filed on behalf of a foreign utility company)



The Commission is requested to mail copies of all communications relating to this Notification to:

David L. Wozny                                     George Dwight II
Vice President                                     Senior Counsel
Cinergy Global Resources, Inc.                     Cinergy Corp.
139 East Fourth Street                             139 East Fourth Street, 25AT2
Cincinnati, Ohio  45202                            Cincinnati, Ohio  45202





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           Cinergy Corp.  ("Cinergy"),  a Delaware  corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Cinergy Renovables Ibericas, SA (formerly called Construcciones y Representaciones Industriales,
SA) ("Crisa") a corporation organized under the laws of Spain, of certain supplementary information as indicarted below relating to the status of Crisa as a foreign utility company within the meaning of section 33 of the Act. This submission amends to the extent set forth herein the notification of foreign utility company status on Form U-57 made by Cinergy on behalf of Crisa filed on April 30, 1998, which notification otherwise continues in full force and effect.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

         The name of the entity claiming foreign utility company status changed effective June 29, 2000 from Construcciones y Representaciones Industriales, SA to Cinergy Renovables Ibericas, SA.

         Cinergy Hydro B.V., a company incorporated in The Netherlands (formerly called Midlands Power International B.V.) and a wholly owned subsidiary of Cinergy is the legal and beneficial owner of 85,908 ordinary bearer shares, representing approximately 95.45% issued share capital of Crisa, and Crisa is the legal and beneficial owner of 4,088 ordinary bearer shares representing approximately 4.55% of the issued share capital of Crisa. Crisa also holds 3 ordinary bearer shares in Crisa available for public purchase in accordance with Spanish law and a further 1 ordinary bearer share in Crisa is held by Manuel Soto Perea, an individual of Spanish nationality.


                                    SIGNATURE


         The undersigned company has duly caused this amended notification to be signed on its behalf by the undersigned officer as of the date indicated below.


                                            CINERGY CORP.


                                            By: /s/Wendy L. Aumiller
                                                   Assistant Treasurer
Dated: January 11, 2001